FOIA Confidential Treatment Request

The entity requesting confidential treatment is

MicroStrategy Incorporated

1850 Towers Crescent Plaza

Tysons Corner, VA 22182

Attn: Jonathan F. Klein, Esq.

Executive Vice President, Law & General Counsel

703-714-6757

July 8, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Patrick Gilmore David Edgar

Re:	MicroStrategy Incorporated Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 18, 2011 File No. 000-24435

Dear Mr. Gilmore and Mr. Edgar:

On behalf of MicroStrategy Incorporated (the “Company”), I am responding to the comment contained in the letter dated June 27, 2011 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to Douglas K. Thede, Executive Vice President, Finance & Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “2010 10-K”). The response contained herein is keyed to the numbering of the comment in the Letter and the headings used in the Letter.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(h) Revenue Recognition, page 66

Comment:

1.	We have reviewed your response to prior comment 4. We reissue part of our previous comment to tell us your price range of renewal rates that represents vendor-specific objective evidence (VSOE) of fair value for post-contract support, including your minimum substantive VSOE rate.

Response:

Rule 83 Confidential Treatment Request by MicroStrategy Incorporated

Request #1

The Company’s standard price for PCS is based on the percentage of the associated license fees charged in the contract. This standard pricing generally ranges from [**]% - [**]% of the associated license fees charged. As stated in our prior response, the Company’s VSOE for PCS is determined based upon the optional stated renewal fee for PCS in the contract. Further, the optional stated renewal fee used to establish VSOE for PCS in a software transaction must be above the Company’s minimum substantive VSOE rate, which is [**]% of the associated license fees charged.

MicroStrategy Incorporated respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Jonathan F. Klein, Esq., Executive Vice President, Law & General Counsel, MicroStrategy Incorporated, 1850 Towers Crescent Plaza, Tysons Corner, VA 22182, 703-714-6757, before it permits any disclosure of the bracketed information in Request #1.

* * *

The Company has sought to address the staff’s comment with respect to this filing in the response contained herein and therefore has not filed an amendment to the 2010 10-K.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses answer the staff’s questions, but, please contact the undersigned at (703) 714-1079 if you have any further questions or would like to discuss our responses.

Very truly yours,

/s/ Douglas K. Thede

Douglas K. Thede
Executive Vice President, Finance & Chief Financial Officer

cc	Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street N.E., Mail Stop 2736
Washington, D.C. 20549

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